

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 27, 2006

<u>via facsimile</u>
Jacques Mot
Chairman and Chief Executive Officer
New Generation Holdings, Inc.
245 Park Avenue
New York, NY 10167

   Re: **New Generation Holdings, Inc.**
     Annual Report on Form 10-KSB/A for the Fiscal Year Ended
     December 31, 2005
     Filed November 30, 2006
     Quarterly Reports on Form 10-QSB for the Fiscal Quarters Ended March
     31, 2006, June 30, 2006 and September 30, 2006, as amended
     File No. 0-24623

     Plastinum Corp.
     Amendment No. 2 to Registration Statement on Form 10-SB
     File No. 0-52128
     Filed November 30, 2006
     Response Letter Date December 21, 2006

Dear Mr. Mot:

   We have reviewed your filings and response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

New Generation Holdings, Inc.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2005

Item 8/A Controls and Procedures, page 16

1. We note your proposed disclosure. Please identify the end of the period which is covered by your report as the date which you evaluated the effectiveness of your disclosure controls and procedures, if true.

2.   Please submit your amended and restated reports which incorporate all of your
        proposed changes and which are responsive to our comments in this letter.

Quarterly Report on Form 10-QSB for the Fiscal Quarter ended September 30, 2006

3.   We note your statement that your disclosures were not "adequately effective to
        ensure timely reporting with the Securities and Exchange Commission." Please
        remove the qualification of "adequately" and that your disclosure controls were
        ineffective only as to timely reporting and state whether you disclosure controls
        were effective or were not effective. Please provide further disclosure descriptive
        of the specific circumstance(s) which existed that resulted in the restatement of
        your financial statements and how you intend to resolve it.

Plastinum Corp.

General

4.   Please submit your amended and restated reports which incorporate all of your
        proposed changes and which are responsive to our comments in this letter.

Quarterly Report on Form 10-QSB for the Fiscal Quarter ended September 30, 2006, as
amended

Consolidated Balance Sheet, page F-3

5.   We have reviewed your response to prior comment number four. Please also
        expand your analysis to address paragraph 27 of SFAS 144.

Quarterly Report on Form 10-QSB for the Fiscal Quarter ended September 30, 2006

6.   We note your statement that your disclosures were not "adequately effective to
        ensure timely reporting with the Securities and Exchange Commission." Please
        remove the qualification of "adequately" and that your disclosure controls were
        ineffective only as to timely reporting and state whether you disclosure controls
        were effective or were not effective. Please provide further disclosure descriptive
        of the specific circumstance(s) which existed that resulted in the restatement of
        your financial statements and how you intend to resolve it.

Closing Comments

        As appropriate, please amend your filings and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to

provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

                               Sincerely,

                               Jill S. Davis
                               Branch Chief

cc: Alan Ederer, Esq. (via facsimile (516) 622-9212)
    J. Duersch
    D. Levy